WITHDRAWAL OF APPLICATION

MAI Systems Corproation
26110 Enterprise Way, Suite 200
Lake Forest, California  92630

November 23, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance

100 F Street, NE
Washington, DC 20549

Re:	MAI Systems Corporation
Withdrawal of Application for Withdrawal of Registration Statement on Form S-8
(File No. 333-72418)

Ladies and Gentlemen:

MAI Systems Corporation hereby withdraws its application, which was submitted to the Commission pursuant to a letter dated November 14, 2005, for an order granting withdrawal of its registration statement on Form S-8 (File No. 333-72418), in accordance with Rule 477 of the Securities Act of 1933.

If you have any questions, please call James W. Dolan at (949) 598-6181.

Yours very truly,

MAI Systems Corporation

		By:	/s/ James W. Dolan
James W. Dolan
Chief Financial and Operating Officer

cc:	David M. Griffith, Esq.
W. Brian Kretzmer